Exhibit 12.1

SolarWinds, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2013
Earnings:
Income before income taxes	$33,022	$39,905	$61,150	$84,803	$114,519	$92,314
Add: Fixed charges	9,301	5,418	2,570	1,306	1,365	1,276
Total earnings	$42,323	$45,323	$63,720	$86,109	$115,884	$93,590

Fixed charges:
Interest expense	$8,167	$3,551	$747	$—	$—	$—
Amortization and write-off of debt issuance costs	372	702	399	—	—	—
Estimate of interest within rental expense	762	1,165	1,424	1,306	1,365	1,276
Total fixed charges	$9,301	$5,418	$2,570	$1,306	$1,365	$1,276

Ratio of earnings to fixed charges (1)	4.6	8.4	24.8	65.9	84.9	73.3

(1) For the purpose of calculating such ratios, “earnings” consists of income from continuing operations before income taxes plus fixed charges and “fixed charges” consists of interest expense, amortization and write-off of debt issuance costs related to indebtedness as well as an estimate of interest expense as a component of rental expense.

As of the date of this prospectus, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different than the ratios of earnings to fixed charges.